EXHIBIT 99.4

Form 51-102F4
Business Acquisition Report

Item 1            Identity of Company

1.1                 Name and Address of Company

Canadian Zinc Corporation

Suite 1710, 650 West Georgia Street

PO Box 11644

Vancouver, BC  V6B 4N9

1.2                  Executive Officer

John F. Kearney

Chairman and Chief Executive Officer

Telephone:             (604) 688-2001

Item 2            Details of Acquisition

2.1                 Nature of Business Acquired

On September 24, 2012, Canadian Zinc Corporation (“Canadian Zinc” or the “Company”) completed a previously announced arrangement (the “Arrangement”) with Paragon Minerals Corporation (“Paragon”) in accordance with an Arrangement Agreement dated July 30, 2012 among Canadian Zinc, Paragon and 8209103 Canada Ltd., a wholly-owned subsidiary of Canadian Zinc, pursuant to which Paragon amalgamated with 8209103 Canada Ltd. to form Paragon Minerals Corporation (“New Paragon”), Canadian Zinc acquired all of the issued and outstanding common shares of Paragon (the “Paragon Shares”), and New Paragon became a wholly-owned subsidiary of Canadian Zinc.

Prior to the Arrangement, Paragon was a British Columbia based mineral exploration company focused on gold and base-metal exploration in Newfoundland and northwest Ontario.  Paragon's flagship project is its 100% owned South Tally Pond VMS project in central Newfoundland.

2.2                 Acquisition Date

The business acquisition described in this Business Acquisition Report closed on, and the date of acquisition used for accounting purposes is, September 24, 2012.

2.3                 Consideration

The consideration paid by Canadian Zinc to the former Paragon shareholders was comprised of 0.136 of a common share of Canadian Zinc (a “CZN Share”) for each issued and outstanding Paragon Share. In the aggregate, Canadian Zinc issued 7,299,019 CZN Shares. In addition, the Company reserved an aggregate of 1,736,741 CZN Shares issuable on the exercise of previously issued options and warrants to purchase Paragon Shares. All currently outstanding share purchase warrants and options of Paragon will be exercisable to acquire CZN Shares at the same exchange ratio.

Prior to the Arrangement, the Company also completed a private placement with Paragon whereby the Company subscribed for 7,000,000 Paragon Shares at a price of $0.07 per share, for total consideration of $490,000.

2.4                 Effect on Financial Position

The effect of the Arrangement on Canadian Zinc's financial position is outlined in the pro forma statements attached hereto as Schedule "B" to this Report.

In connection with the closing of the Arrangement:

•	Paragon became a wholly-owned subsidiary of the Company;

•	J. Garfield MacVeigh, David W. Adamson and Kenneth R. Yurichuk resigned as directors of Paragon;

•	Tom R. Wilson resigned as CFO and Corporate Secretary of Paragon;

•
John F. Kearney, Trevor L. Cunningham and Alan B. Taylor were appointed as directors of New Paragon; Michael J. Vande Guchte was appointed Vice President of the Company and Vice President, Exploration and a director of New Paragon;

•	Alan B. Taylor was appointed President of New Paragon; and

•	Trevor L. Cunningham was appointed CFO and Corporate Secretary of New Paragon.

Other than as disclosed herein the Company has no current plans for material changes in the business affairs of the acquired business that may have a significant effect on the results of the operations or financial position of the acquired business.

2.5                 Prior Valuations

No valuation opinion was required by Canadian securities legislation or a Canadian stock exchange or market to support the consideration paid by Canadian Zinc in connection with the acquisition of Paragon.

2.6                 Parties to Transaction

The Arrangement was not with an informed person, associate or affiliate of Canadian Zinc as those terms are defined under applicable securities legislation.

2.7                 Date of Report

October 17, 2012

Item 3	Financial Statements and Other Information

The financial statements included in this Business Acquisition Report as Schedule "A" are as follows:

1)	The audited financial statements of Paragon for the years ended September 30, 2011 and September 30, 2010, together with the notes thereto and the auditors’ reports thereon;

2)	The unaudited financial statements of Paragon for the nine month interim period ended June 30, 2012 with comparatives for the nine month interim period ended June 30, 2011; and

3)
The pro forma statement of financial position of the Company as at June 30, 2012, and the pro forma income statements of the Company for the year ended December 31, 2011 and the six month interim period ended June 30, 2012.

SCHEDULE "A"

PARAGON MINERALS CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Paragon Minerals Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Paragon Minerals Corporation, which comprise the balance sheets as at September 30, 2011 and 2010, and the statements of operations and deficit, comprehensive loss and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Paragon Minerals Corporation as at September 30, 2011 and 2010 and its financial performance and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has limited working capital, no current sources of revenue and is dependent upon its ability to secure new sources of financing.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS
Vancouver, BC
December 16, 2011

PARAGON MINERALS CORPORATION
BALANCE SHEETS
AS AT SEPTEMBER 30

	2011	2010
ASSETS

Current assets
Cash and cash equivalents (Note 3)	$1,101,845	$318,693
Amounts receivable	265,058	20,068
Marketable securities (Note 4)	36,000	206,890
Prepaid expenses and deposits	17,351	82,709
	1,420,253	628,360

Equipment (Note 5)	17,976	19,135
Mineral properties (Note 6)	10,946,817	9,096,795
	$12,385,047	$9,744,290

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$343,848	$95,370

Shareholders’ equity
Accumulated comprehensive loss
Deficit	(6,720,690)	(6,472,164)
Accumulated other comprehensive loss (Note 7)	(10,900)	(53,548)
	(6,731,590)	(6,525,712)
Share capital (Note 8)	17,077,243	14,696,513
Contributed surplus (Note 8)	1,695,546	1,478,119
	12,041,199	9,648,920
	$12,385,047	$9,744,290
Nature and continuance of operations (Note 1)
Approved by the Board of Directors:
“Michael Vande Guchte”	“Kenneth Yurichuk”
Michael J. Vande Guchte Director	Kenneth R. Yurichuk Director

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED SEPTEMBER 30

	20111	2010

EXPENSES
Amortization	$7,069	$9,751
Investor relations	88,909	28,686
Office and miscellaneous	78,106	74,714
Part XII.6 flow-through tax	8,627	-
Professional fees	93,571	79,333
Salaries and benefits	166,483	155,354
Shareholder information	24,053	37,212
Stock-based compensation	131,497	119,518
Transfer agent and filing fees	24,214	17,235
Travel and accommodation	28,559	11,609

Loss before other items	(651,088)	(533,412)

OTHER ITEMS
Interest income	19,072	454
Other income		476
Gain on optioning of mineral properties	10,377	-
Gain (loss) on sale of marketable securities	82,465	(121,328)
Write-off of mineral properties	(195,945)	(1,466,431)
	(84,031)	(1,586,829)
Loss before income taxes	(735,119)	(2,120,241)
Future income tax recovery	486,593	231,000
Net loss for the year	(248,526)	(1,889,241)
Deficit, beginning of year	(6,472,164)	(4,582,923)

Deficit, end of the year	$(6,720,690)	$(6,472,164)

Basic and diluted loss per common share	$(0.01)	$(0.06)

Weighted average number of common shares outstanding	49,408,580	31,188,315

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED SEPTEMBER 30

	2011	2010

Net loss for the year	$(248,526)	$(1,889,241)

Other comprehensive income
Unrealized gain (loss) on change in fair value of marketable securities	125,113)	(115,943)
Realized loss on sale of marketable securities	(82,465)	121,328
	42,648	5,385

Comprehensive loss for the year	$(205,878)	$(1,883,856)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30

	2011	2010

OPERATING ACTIVITIES
Net loss for the year	$(248,526)	$(1,889,241)
Items not involving cash:
Amortization	7,069	9,751
Stock-based compensation	131,497	119,518
Gain on optioning of mineral properties	(10,377)	-
(Gain) Loss on sale of marketable securities	(82,464)	121,328
Write-off of mineral properties	195,945	1,466,431
Future income tax recovery	(486,593)	(231,000)
	(493,449)	(403,213)
Changes in non-cash working capital items:
Amounts receivable	(72,190)	(14,298)
Prepaid expenses and deposits	65,358)	(58,197)
Accounts payable and accrued liabilities	37,640	8,445
	(462,641)	(467,263)

INVESTING ACTIVITIES
Mineral properties	(1,980,252)	(888,018)
Equipment purchased	(3,710)	-
Proceeds from sale of marketable securities	311,002	397,142
Proceeds from optioning of mineral properties	15,000	-
	(1,657,960)	(490,876)

FINANCING ACTIVITIES
Common shares issued for cash	3,119,401	1,000,028
Share issuance costs	(215,648)	(113,554)
	2,903,753	886,474

Increase (decrease) in cash and cash equivalents during the year	783,152	(71,665)
Cash and cash equivalents, beginning of year	318,693	390,358
Cash and cash equivalents, end of year	$1,101,845	$318,693

Cash paid during the year for interest	$-	$-

Cash paid during the year for Income taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTIES

	Balance, September 30, 2009	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2010	Gross Expenditures/ (Recoveries)	Write-offs	Balance, September 30, 2011
BASE-METAL PROPERTIES
South Tally Pond
Acquisition costs (1)	110,947	-		110,947	-	-	110,947
Option payments (2)	518,350	-		518,350	-	-	518,350
Exploration costs
Geological and geochemical	809,973	164,730		974,703	106,302	-	1,081,005
Drilling	1,875,539	458,792		2,334,331	1,395,503	-	3,729,834
Geophysical	419,702	62,525		482,227	266,418	-	748,645
Travel	10,694	-		10,694	2,496	-	13,190
Other	17,697	5,525		23,222	7,581	-	29,247
Stock-based compensation	180,224	-		180,224	-	-	180,224
	3,943,126	691,572	-	4,634,698	1,778,300	(1,556)	6,411,442
	(37,779)	-	-	(37,779)	(275,000)	-	(312,779)
	3,905,347	691,572	-	4,596,919	1,503,300	(1,556)	6,098,663

Lake Douglas
Acquisition costs (1)	$ 267,720	$ -	$ -	$ 267,720	$ -	$ -	$ 267,720
Option payments (2)	243,500	65,000	-	308,500	88,250	-	396,750
Exploration costs						-	-
Geological and geochemical	408,449	15,680	-	424,129	10,800	-	434,929
Drilling	322,390	-	-	322,390	-	-	322,390
Geophysical	193,281	-	-	193,281	-	-	193,281
Travel	2,549	-	-	2,549	-	-	2,549
Other	750	5,975	-	6,72	725	-	7,450
Stock-based compensation	114,572	-	-	114,572	-	-	114,572
	1,553,211	86,655	-	1,639,866	99,775	-	1,739,641
Recoveries (3)	(141,773)	-	-	(141,773)	-	-	(141,773)
	1,411,438	86,655	-	1,498,093	99,775	-	1,597,868

Other Base Metal properties
Acquisition costs (1)	905,059	-	(788,194)	116,865	-	-	116,865
Option payments (2)	19,720	-	(19,520)	200	8,385	-	8,585
Exploration costs						-
Geological and geochemical	64,711	8,362	(5,517)	67,556	-	-	67,556
Drilling	3,614	81,035	150	84,799	-	-	84,799
Geophysical	81,199	-	-	81,199	-	-	81,199
Travel	574	-	-	574	-	-	574
Other	19,995	-	(19,995)	-	4,850	-	4,850
Stock-based compensation	8,252	-	-	8,252	-	-	8,252
	1,103,124	89,397	(833,076)	359,445	13,235)	-	372,680
Recoveries (3)	(45,111)	(87,946)	9,797	(123,260)	(4,250)	-	(127,510)
Project management fees	(8,102)	(4,130)	-	(12,232)	-	-	(12,232)
	1,049,911	(2,679)	(823,279)	223,953	8,985	-	232,938

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTIES

	Balance, September 30, 2009	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2010	Gross Expenditures/ (Recoveries)	Write-offs	Balance, September 30, 2011
GOLD PROPERTIES
JBP Linear
Acquisition costs (1)	$ 1,625,276)$	$ -	$ -	$ 1,625,276	$ -	$ -	$ 1,625,276
Option payments (2)	48,858	15,000	-	63,858	15,000	-	78,858
Exploration costs						)
Geological and geochemical	320,837	22,336	-	343,173	75,366	-	418,539
Drilling	580,230	1,300	-	581,530	2,529	-	584,059
Geophysical	96,320	-	-	96,320	137,196	-	233,516
Travel	2,386	-	-	2,386	-	-	2,386
Other	7,375	-	-	7,375	-	-	7,375
Stock-based compensation	100,163	-	-	100,163	-	-	100,163
	2,781,445	38,636	-	2,820,081	230,091	-	3,050,172
Recoveries (3)	(368,620)	-	-	(368,620)	-	-	(368,620)
Project management fees	(34,500)	-	-	(34,500)	-	-	(34,500)
Option payments received	(6,250)	-	-	(6,250)	-	-	(6,250)
	2,372,075	38,636	-	2,410,711	230,091	-	2,640,802

Gold Star Property
Option payments (2)	-	31,600	-	31,600	38,250	-	69,850
Claim staking costs	-	10,060	-	10,060	11,430	-	21.490
Exploration costs			-
Geological and geochemical	-	93,618	-	93,618	160,353	-	253,971
Travel	-	2,697	-	2,697	4,468	-	7,165
	-	137,975	-	137,975	214,501	-	352,476

Golden Promise JV
Acquisition costs (1)	374,829	-	-	374,829	-	-	374,829
Option payments (2)	55,000	-	-	55,000	-	-	55,000
Exploration costs		-	-
Geological and geochemical	67,889	-	-	67,889	-	-	67,889
Drilling	707,451	-	-	707,451	-	-	707,451
Travel	8,789	-	-	8,789	-	-	8,789
Other	24,775	-	-	24,775	-	-	24,775
Stock-based compensation	57,624	-	-	57,624	-	-	57,624
	1,296,357	-	-	1,296,357	-	-	1,296,357
Recoveries (3)	(859,444)	-	-	(859,444)	-	-	(859,444)
Project management fees	(52,919)	-	-	(52,919)	-	-	(52,919)
Option payments received	(383,994)	-	-	(383,994)	-	-	(383,994)
	-	-	-	-	-	-	-

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTIES

	Balance, September 30, 2009	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2010	Gross Expenditures/ (Recoveries)	Write-offs	Balance, September 30, 2011

Other Gold Properties
Acquisition costs (1)	$ 747,699	$ -	$ (609,958)	$ 137,741	$ -	$ (109,234)	$ 28,507
Option payments (2)	173,869	-	(18,333)	155,536	-	(100,000)	55,536
Exploration costs
Geological and geochemical	258,005	8,259	(6,911)	259,353	2,144	(89,998)	171,499
Drilling	707,587	4,100	-	711,687	-	(129,266)	582,421
Geophysical	435	-	-	435	242	(242)	435
Travel	7,878	-	-	7,878	-	(2,598)	5,280
Other	17,729	1,920	(7,950)	11,699	6,552	(14,022)	4,229
Stock-based compensation	74,675	-	-	74,675		(2,701)	71,974
	1,987,877	14,279	(643,152)	1,359,004	8,938	(448,061)	919,881
Recoveries (3)	(1,005,058)	-	-	(1,005,058)	-	253,672	(751,386)
Project management fees	(61,652)	-	-	(61,652)	-	-	(61,652)
Option payments received	(40,400)	(22,750)		(63,150)	(19,623)	-	(82,773)
	880,767	(8,471)	(643,152)	229,144	(10,685)	(194,389)	24,070
	$ 9,619,538	$ 943,688	$ (1,466,431)	$ 9,096,795	$ 2,045,967	$ (195,945)	$ 10,946,817

1.	Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon’s books, which consisted of historical acquisition and exploration expenditures.
2.	Option payments include cash, share payments, and advanced royalty payments made pursuant to various property agreements.
3.	Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Newfoundland and Ontario, Canada.

The Company is in the exploration stage. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $6,720,690 at September 30, 2011 (2010 - $6,472,164). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the year.  Significant areas requiring the use of management estimates relate to determination of stock-based compensation, impairment of assets, valuation of investments, provision for reclamation costs, and future income taxes. Actual results could differ from those estimates.

Marketable securities

Marketable securities are classified as available for sale and carried at their market value based upon quoted market prices.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is recognized using the declining balance method at the following annual rates:

Furniture and office equipment	20%
Computer equipment	30%
Software	45%

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company’s management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.

Asset retirement obligation

The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At September 30, 2011, the Company does not have any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The Company classifies its financial instruments into one of the following categories: held-to-maturity investments, loans and receivables, available-for-sale, held for trading or other financial liabilities. The Company has designated its cash and cash equivalents as held-for-trading, marketable securities as available-for-sale, accounts receivable as loans and receivables and accounts payable and accrued liabilities as other financial liabilities.

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transactions costs that are directly attributable to the acquisition or issue of financial instruments and that are classified as other than held-for-trading, are expensed as incurred and included in the initial carrying value of such instruments.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for computing diluted loss per share.  This method assumes that any proceeds obtained upon exercise of options or warrants would be used to purchase common shares at the average market price during the period.

The result of this calculation is anti-dilutive to basic loss per share and it is therefore not presented in those circumstances.

Stock-based compensation

The Company uses the fair value method for measuring compensation costs and therefore all stock based awards to employees and non-employees are recorded at fair value on the date of the grant and the associated expense is amortized over the vesting period.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

Flow-through shares

Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Comprehensive income (loss)

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses which, in accordance to Canadian GAAP, are recognized in comprehensive income, but excluded from net income.

Future accounting changes

Convergence to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement, in the financial statement for the year ended September 30, 2012, of amounts reported by the Company for the year ended September 30, 2011, as such comparative information will also be prepared under IFRS. The Company is currently evaluating the impact that this new standard may have on the financial statements of the Company. The IFRS changeover plan is discussed in its Management Discussion and Analysis for the year ended September 30, 2011.

3.	CASH AND CASH EQUIVALENTS

	2011	2010
Cash	$20,708	$41,802
Redeemable term deposit	624,857	-
Bankers acceptances with under 3 month maturity	-	276,891
Money market instruments	456,280	-
	$1,101,845	$318,693

4.	MARKETABLE SECURITIES

	2011		2010

	Fair Value	Cost	Fair Value	Cost

Common shares in public companies	$ 36,000	$ 46,900	$206,890	$260,438

The fair values of marketable securities have been determined from the quoted market value of the shares on the exchange where they are listed, as of the end of the period. A change in market value of its marketable securities is included as a component of other comprehensive income.

5.	EQUIPMENT

The Company’s equipment is summarized as follows:

	2011			2010
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$5,186	$2,826	$2,360	$2,950
Computer equipment	57,945	46,919	11,026	13,165
Software	26,882	22,292	4,590	3,020
	$90,013	$72,037	$17,976	$19,135

6.	MINERAL PROPERTIES

The following is a summary of the Company’s material exploration property transactions and holdings.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland.  The two mineral licenses are subject to a 2% NSR royalty.  In order for the Company to acquire the interest in the two mineral licenses it must:

•	Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid);
•	Issue 250,000 shares on December 15, 2006, the option effective date (issued);
•	Issue 250,000 shares on December 15, 2007 (issued); and
•	Issue 500,000 shares on the earlier of December 15, 2014 or completion of a bankable feasibility study

The South Tally Pond property consists of several contiguous claim blocks and/or properties including the two above-mentioned optioned mineral licenses, the 100% owned Harpoon Property, and other 100% owned claims staked by the Company. The Harpoon Property is subject to a 2% NSR of which the Company may purchase a 1% NSR for $1,000,000 and a right of first refusal on the remaining 1% NSR royalty. Certain of these claims staked by the Company that occur within the 2 kilometre area of interest of the Barren Lake Property (returned) remain subject to a 2.5% NSR royalty to the Barren Lake Property vendor of which the Company may purchase 1.5% for $1,500,000 and a right of first refusal on the remaining 1% NSR royalty.

Lake Douglas Property

The Company acquired an option to earn a 100% interest in the Lake Douglas Property by issuing 450,000 common shares and paying $500,000 over 5 years.  The option is under two agreements, the Lake Douglas East Agreement ($450,000 cash, 450,000 shares) and the Lake Douglas West Agreement ($50,000).  On January 10, 2009, the agreements were amended to decrease the aggregate cash option payments from $500,000 to $350,000 ($250,000 paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares (450,000 shares issued). The Company is required to pay the remaining $100,000 and issue 150,000 shares by January 17, 2012 to earn a 100% interest in the property. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

6.       MINERAL PROPERTIES (continued)

Other Base Metal Properties

As of September 30, 2011, the Company retains interests in three other base metal properties, including an option to acquire a 100% interest in the Seal Property, a 100% interest in the Winterhill Property and 40% interests in two properties (Victoria Lake and Victoria Lake 10188M).  The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company and joint venture partners at any time for varying amounts.

The Victoria Lake and Victoria Lake 10188M Properties (collectively, the Victoria Lake Project) were subject to an option agreement with Crosshair, described earlier in these notes, pursuant to which Crosshair has earned a 60% interest in these properties (see Other Gold Properties – Victoria Lake Option Agreement).

Seal Bay Property

On February 7, 2011, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in north-central Newfoundland.  To earn its interest, the Company is required to make cash payments of $122,500 and issue 230,000 common shares of the Company to the property vendor over a four year period as follows:

•	Pay $7,500 (paid) and issue 5,000 shares (paid $885 in lieu of shares*) upon TSX-V approval;
•	Pay $10,000, and issue 15,000 shares on or before February 7, 2012;
•	Pay $20,000, and issue 30,000 shares on or before February 7, 2013;
•	Pay $35,000 and issue 60,000 shares on or before February 7, 2014; and
•	Pay $50,000 and issue 120,000 shares on or before February 7, 2015

* The Company has the option to pay cash in lieu of issuing shares. The cash equivalent value will be deemed at the 10 day average closing price prior to each anniversary date, and subject to a $1.50 maximum.

The property is subject to a 2% NSR, of which a 1% NSR can be purchased by the Company at any time for $1,000,000 and have a right of first refusal on the remaining 1%.

The Company is also required to make annual advance royalty payments of $5,000 on February 7 of each year, starting 2018. The advance royalty payments shall be deductible from future NSR.

Winterhill Property

The Company holds a 100% interest in the property, subject to a 0.5% NSR royalty, which can be purchased by the Company for $500,000.

On May 15, 2009, the Company entered into an option agreement with Golden Touch Resources Corp. (“Golden Touch”) whereby Golden Touch may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period and making cash payments of $60,000 to the Company. During the year ended September 30, 2011, Golden Touch notified the Company that it would not proceed with the option agreement. The property thus reverted 100% back to the Company.

GOLD PROPERTIES

JBP Linear Property

The Company holds a 100% interest in the JBP Linear Property, subject to advance royalties of $15,000 per year that commenced in 2007 and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

Golden Promise Property

The Company holds a 40% interest in the Golden Promise Property which is subject to a joint venture agreement with Crosshair Exploration & Mining Ltd (“Crosshair”).  On April 8, 2009, the Company entered into a joint venture agreement with Crosshair on the Golden Promise Property as follows:

Golden Promise Joint Venture Agreement – Crosshair Exploration & Mining Ltd.

Under the terms of the joint venture agreement Crosshair issued to the Company 2,655,000 of its common shares and earned a 60% interest in the Golden Promise project during fiscal 2009.  Crosshair will provide the Company with a $2,000,000 carried interest in exploration expenditure to be completed prior to May 2013.  Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company.   The property is subject to NSR of up to 2%, of which 1% can be re-purchased by the joint venture partners.

On completion of the initial $2,000,000 in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1,000,000 carried interest in exploration expenditures within a one year period.   Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company.  If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1,000,000 or retain a 60% interest.

Gold Star Property

On November 9, 2009, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario.  To earn its interest, the Company is required to make cash payments of $95,000 and issue 200,000 common shares of the Company to the property vendor over three years as follows:

•	Pay $25,000 (paid) and issue 40,000 shares (issued) upon signing and TSX-V approval;
•	Pay $12,000 (paid), and issue 40,000 shares (issued) on or before December 1, 2010;
•	Pay $18,000, and issue 50,000 shares on or before December 1, 2011; (subsequently paid and issued) and
•	Pay $40,000 and issue 70,000 shares on or before December 1, 2012

The property is subject to a 1.5% NSR, of which 50% can be purchased by the Company at any time for $750,000.

On September 7, 2010, the Company signed a letter agreement to acquire a 100% interest in one mineral claim, the Sturgeon Supreme Option, which is contiguous with and forms part of the Gold Star Property. To earn its interest, the Company is required to make cash payments of $52,500 and issue 110,000 common shares of the Company to the property vendor over four years as follows:

•	Pay $7,500 (paid) and issue 10,000 shares (issued) upon signing and TSX-V approval (obtained on October 1, 2010);
•	Pay $7,500 (paid), and issue 10,000 shares (issued) by September 23, 2011;
•	Pay $10,000, and issue 20,000 shares by September 23, 2012;
•	Pay $12,500 and issue 30,000 shares by September 23, 2013; and
•	Pay $15,000 and issue 40,000 shares by September 23, 2014

The property is subject to a 2% NSR, of which 50% can be purchased by the Company for $1,000,000. The Company has a right of first refusal on the remaining 1%.

6.       MINERAL PROPERTIES (continued)

Other Gold Properties

As of September 30, 2011, the Company retains a 100% interest in two gold properties, (Huxter Lane and Long Pond) and a 40% interest in one gold property (South Golden Promise).  These gold properties are subject to NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company at any time for varying amounts.

Huxter Lane Option Agreement (Huxter Lane Property) – Golden Dory Resources Corp.

The Company holds a 100% interest in the Huxter Lane Property. On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. (“Golden Dory”) whereby Golden Dory may earn a 60% interest in the Huxter Lane Property by funding $2,000,000 in exploration expenditures, making cash payments of $50,000 ($30,000 received) and issuing 350,000 shares (225,000 shares received) to the Company over a four year period.  On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study.  Golden Dory is the operator during the earn-in period.

Long Pond Option Agreement (Long Pond Property) – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. (“Metals Creek”). Under the terms of the agreement, Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (100,000 shares received) to earn a 60% interest in the project. During the year ended September 30, 2010, Metals Creek notified the Company that it withdrew from the option agreement and accordingly Metals Creek retains no interest in the property.

The property is subject to a 0.5% NSR that can be purchased by the Company at any time for $500,000.

Victoria Lake Option Agreement (South Golden Promise property) – Crosshair Exploration & Mining Ltd.

Crosshair has completed its requirements to acquire a 60% interest in one of the Company’s other gold properties (South Golden Promise Property) and two of the Company’s base metal properties (Victoria Lake Property and Victoria Lake 10188M Property – see Other Base Metal Properties).  Under the terms of this agreement, Crosshair spent $1,750,000 over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon).  A formal Joint Venture agreement with Crosshair to operate this project is pending.

Other gold property interests dropped

During the year ended September 30, 2011, the Company dropped its interests in the Maritec Property and accordingly, wrote off the deferred costs of $73,839.

During the year ended September 30, 2011, the Company dropped its interests in the Glenwood Property and accordingly, wrote off the deferred costs of $120,550.

7.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	2011	2010

Accumulated other comprehensive loss, beginning of year	$ (53,548)	$ (58,933)
Other comprehensive income	42,648	5,385
Accumulated other comprehensive loss, end of year	$ (10,900)	$ (53,548)

8.       SHARE CAPITAL

	Number of Shares	Amount	Contributed Surplus
Authorized
Unlimited number of common shares without par value

Issued
Balance, September 30, 2009	26,040,079	$14,058,649	$1,319,391
Flow-through private placement	5,333,330	800,000	-
Non-flow-through private placement	1,428,772	200,028	-
Acquisition of mineral properties	140,000	21,600	-
Share issuance costs	-	(152,764)	39,210
Stock-based compensation	-	-	119,518
Future income taxes related to flow-through share renunciation	-	(231,000)	-

Balance, September 30, 2010	32,942,181	14,696,513	1,478,119
Flow-through private placement	11,449,240	1,946,371	-
Non-flow-through private placement	7,914,500	1,108,030	-
Acquisition of mineral properties	210,000	49,500	-
Exercise of agent’s options	433,333	104,210	(39,210)
Share issuance costs	-	(340,788)	125,140
Stock-based compensation	-	-	131,497
Future income taxes related to flow-through share renunciation	-	(486,593)	-

Balance, September 30, 2011	52,949,254	$17,077,243	$1,695,546

Share issuance

During the year ended September 30, 2011, the Company:

a)	Issued 60,000 common shares pursuant to Gold Star mineral property agreements with a total value of $11,250.

b)	Issued 150,000 common shares pursuant to Lake Douglas mineral property agreements with a total value of $38,250.

c)
Completed a non-brokered private placement of 7,914,500 non-flow-through units at a price of $0.14 per unit and 11,449,240 flow-through common shares at a price of $0.17 per share for gross proceeds of $3,054,401. Each non-flow-through unit is comprised of one non-flow-through common share and one share purchase warrant; each share purchase warrant entitles the holder to acquire one additional non-flow-through share at a price of $0.20 until December 3, 2012. The Company paid a finder's fee of $162,095 and issued 1,003,553 finder's warrants. The finder’s warrants have the same terms as the warrants issued under the private placement. The finder's warrants were valued at $125,140 using the Black-Scholes option pricing model (assuming a risk-free interest rate of 1.63%, an expected life of 2 year, annualized volatility of 123.45% and a dividend rate of 0%).

d)	Issued 433,333 common shares at $0.15 per share from the exercise of agent options for gross proceeds of $65,000. Accordingly, $39,210 was transferred from contributed surplus to capital stock.

8.       SHARE CAPITAL (continued)

Stock Options

The Company has amended its incentive stock option plan under which it is authorized to grant options to directors, officers, employees and consultants of the Company enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.   Under the plan, the exercise price of each option shall not be less than the market price of the Company's shares immediately preceding the day of the grant, less a discount permitted under the TSX Venture Exchange policies.  The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, September 30, 2009	1,840,932	$0.64
Options granted	1,310,000	0.15
Expired/cancelled	(439,266)	0.52
Balance, September 30, 2010	2,711,666	0.42
Options granted	1,560,000	0.14
Expired/cancelled	(398,333)	0.40
Balance, September 30, 2011	3,873,333	$ 0.31
Exercisable at September 30, 2011	2,924,251	$ 0.37

Weighted average of remaining life in years	2.98 (2010 - 2.89)

Weighted average fair value of options granted during the year	$0.10 (2010 - $0.11)

As at September 30, 2011, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

820,000	$0.70	March 1, 2012
365,000	0.61	February 5, 2013
75,000	0.30	June 3, 2013
3,333	0.67	October 20, 2013
1,050,000	0.155	December 30, 2014
200,000	0.22	December 7, 2015
50,000	0.25	January 4, 2016
105,000	0.175	February 1, 2016
200,000	0.19	February 25, 2016
1,005,000	0.11	July 4, 2016
3,873,333

PARAGON MINERALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011 AND 2010

8.       SHARE CAPITAL (continued)

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2011	2010
Risk-free interest rate	1.91%	1.88%
Expected life	3 years	3 years
Expected volatility	115.27%	118.89%
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2009	695,607	$ 1.05
Warrants granted	4,095,435	0.22
Warrants expired	(695,607)	1.05
Balance, September 30, 2010	4,095,435	0.22
Warrants granted	8,131,167	0.20
Balance, September 30, 2011	12,226,602	$0.22
Exercisable at September 30, 2011	12,226,602	$ 0.22

The following warrants to acquire common shares were outstanding at September 30, 2011:

Number of Warrants	Exercise Price	Expiry Date
2,883,330	$ 0.29	December 18, 2011
1,428,772	0.19	February 17, 2012
7,914,500	0.20	December 3, 2012
12,226,602

As at September 30, 2011, the following finder’s warrants were outstanding:

Number of Finder’s Warrants	Exercise Price	Expiry Date

1,003,553	$ 0.20	December 3, 2012

9.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the year ended September 30, 2011 included:

a)	The Company issued 1,003,553 finder's warrants with a value of $125,140 as finder’s fee for a private placement.
b)	The Company issued 210,000 common shares pursuant to mineral property agreements with a total value of $49,500.
c)	The Company received 100,000 common shares of Golden Dory Resources Corp. pursuant to mineral property agreement with a total value of $15,000.
d)	Included in mineral property recovery are $175,000 related to amounts receivable.
e)	Included in mineral property costs are $249,172 related to accounts payable and accrued liabilities.

Significant non-cash transactions during the year ended September 30, 2010 included:

a)	The Company issued 433,333 agent’s options with a value of $39,210 as finder’s fee for a flow-through private placement.
b)	The Company issued 140,000 common shares pursuant to mineral property agreements with a total value of $21,600.
c)	The Company received 75,000 common shares of Golden Dory Resources Corp. pursuant to mineral property agreement with a total value of $12,750.
d)	Included in accounts receivable is $2,200 of proceeds from sale of equipment.
e)	Included in mineral property costs are $38,334 related to accounts payable and accrued liabilities.

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2011	2010

Net loss before future income tax recovery for the year	(735,119))	$ (2,120,241))
Expected income tax recovery	(197,563)	(612,220)
Net adjustment for deductible and non-deductible expenses	49,645	479,504
Recognized benefit of tax assets	(338,674)	(98,284)
Total income tax recovery	$ (486,593)	$ (231,000)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010
Future income tax assets (liabilities):
Net mineral property carrying amounts in excess of tax pools	$ (795,467)	$ (355,266)
Non-capital loss carryforwards	755,038	669,909
Capital loss carryforwards	36,06	46,722
Other assets	18,138	16,371
Future income tax assets	13,770)	377,736)
Valuation allowance	(13,770)	(377,736)
Net future income tax assets	$ -	$ -

10.	INCOME TAXES (continued)

At September 30, 2011, the Company has non-capital losses available for deduction against future taxable income amounting to $2,745,000. These losses, if not utilized, will expire through 2031. Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,765,000 and capital losses of approximately $133,000 available to reduce taxable income in future years.  The Company has not recognized any future benefit for these tax losses and resource deductions as it is not considered likely that they will be utilized. If unused, the non-capital losses will expire as follows:

Year	Amount
$
2027	382,000
2028	853,000
2029	500,000
2030	460,000
2031	550,000
2,745,000

11.           FINANCIAL INSTRUMENTS

The Company classified its cash and cash equivalents as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of potential loss to the Company if the counter party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk with respect to its cash and cash equivalents and marketable securities are minimal as they are held with high-credit quality financial institutions.  Receivables mainly consist of harmonized sale tax and Newfoundland mining exploration grants due from the federal and provincial governments. Management believes that the credit risk concentration with respect to receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalents.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases.  The interest rate risks on cash equivalents are not considered significant.

11.           FINANCIAL INSTRUMENTS (continued)

Foreign Exchange Risk

The Company has no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Fair Value

CICA Handbook Section 3862 “Financial Instruments – disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments.  The fair value of marketable securities represents the market value of quoted investments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

2011: Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,101,845	$ -	$ -	$1,101,845
Marketable securities	$ 36,000	$ -	$ -	$ 36,000

2010: Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 318,693	$ -	$ -	$ 318,693
Marketable securities	$ 206,890	$ -	$ -	$ 206,890

12.        CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital.  The Company’s policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years.  The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers’ acceptances of major Canadian banks or instruments of equivalent or better quality.  No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements. There were no changes in the Company's approach to capital management during the year ended September 30, 2011.

PARAGON MINERALS CORPORATION

CONDENSED INTERIM FINANCIAL STATEMENTS

UNAUDITED - PREPARED BY MANAGEMENT

For the Nine Months Ended June 30, 2012

Expressed in Canadian Dollars

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor DeVisser Gray LLP has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

August 29, 2012

PARAGON MINERALS CORPORATION
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars - Unaudited)

		June 30, 2012	September 30, 2011
	Notes		(Note 16)
		$	$

ASSETS
Current assets
Cash and cash equivalents	5	195,809	1,101,845
Amounts receivable		11,541	265,058
Marketable securities	6	20,750	36,000
Prepaid expenses and deposits		14,306	17,351
		242,406	1,420,254

Equipment	7	13,592	17,976
Evaluation and exploration properties	8	11,476,513	10,946,817
		11,490,105	10,964,793

		11,732,511	12,385,047

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		60,660	343,848
		60,660	343,848

Shareholders' equity
Share capital	10	19,565,611	19,509,861
Reserves	11	1,634,550	1,605,037
Accumulated other comprehensive loss		(31,775)	(10,900)
Deficit		(9,496,535)	(9,062,799)
		11,671,851	12,041,199

		11,732,511	12,385,047

Nature of operations (Note 1)

Approved by the Board of Directors and authorized for issue on August 29, 2012

"Michael Vande Guchte"		"Kenneth Yurichuk"
Director		Director

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars - Unaudited)

		Three Months Ended		Nine Months Ended
		June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	Notes		(Note 16)		(Note 16)
		-$-	-$-	-$-	-$-

Expenses

Amortization		1,461	1,555	4,384	4,664
Investor relations		6,861	23,063	44,967	69,584
Office and miscellaneous		9,586	17,645	42,666	60,555
Part XII.6 flow through tax		-	-	-	4,327
Professional fees	9	78,109	38,222	123,703	63,973
Salaries and benefits	9	45,735	42,568	155,984	124,768
Shareholder information		9,333	19,139	17,902	22,239
Share-based payments		-	11,365	29,513	76,441
Transfer agent and filing fees		500	1,653	12,819	23,074
Travel and accommodation		100	3,945	12,598	24,095
Loss before other items for the period		(151,685)	(159,155)	(444,536)	(473,720)

Other items
Gain on sale of marketable securities		-	-	-	82,464
Interest income		-	5,917	3,185	15,316
Other income		-	-	7,615	-
Write-off mineral properties		-	-	-	(69,388)
		-	5,917	10,800	28,392

Net loss for the period		(151,685)	(153,238)	(433,736)	(445,328)

Other Comprehensive Loss Items
Unrealized loss on marketable securities		(1,750)	(15,000)	(20,875)	131,112
Realized gain on sales of marketable securities		-	-	-	(82,464)
		(1,750)	(15,000)	(20,875)	48,648
Comprehensive loss for the period		(153,435)	(168,238)	(454,611)	(396,680)

Weighted average number of common shares
outstanding (basic and diluted)		53,649,254	52,939,254	53,276,261	45,858,397
Basic and diluted net loss per share		(0.00)	(0.00)	(0.01)	(0.01)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars - Unaudited)

	Share Capital			Reserves	Accumulated other comprehensive loss
	Number of shares issued	Amount	Warrant reserve	Share-based payment reserve	Gain (loss) from marketable security	Deficit	Total
		$	$	$	$	$	$
Restated balance, October 1, 2010	32,942,181	16,642,538	-	1,379,797	(53,548)	(8,319,867)	9,648,920
Comprehensive loss:
Loss for the period	-	-	-	-	-	(445,328)	(445,328)
Unrealized gain from marketable securities	-	-	-	-	131,112	-	131,112
Gain from marketable securities	-	-	-	-	(82,464)	-	(82,464)
Total comprehensive loss for the period	32,942,181	16,642,538	-	1,379,797	(4,900)	(8,765,195)	9,252,240
Flow-through private placement	11,449,240	1,946,371	-	-	-	-	1,946,371
Non-flow-through private placement	7,914,500	1,108,030	-	-	-	-	1,108,030
Mineral property acquisition	200,000	48,550	-	-	-	-	48,550
Share issuance costs	-	(215,648)	-	-	-	-	(215,648)
Warrants granted	-	(125,140)	125,140	-	-	-	-
Exercise of agent's options	433,333	104,210	-	(39,210)	-	-	65,000
Share-based payments	-	-	-	76,441	-	-	76,441
Restated balance, June 30, 2011	52,939,254	19,508,911	125,140	1,417,028	(4,900)	(8,765,195)	12,280,984

Restated balance, October 1, 2011	52,949,254	19,509,861	125,140	1,479,897	(10,900)	(9,062,799)	12,041,199
Comprehensive income:
Loss for the period	-	-	-	-	-	(433,736)	(433,736)
Unrealized loss from marketable securities	-	-	-	-	(20,875)	-	(20,875)
Total comprehensive loss for the period	52,949,254	19,509,861	125,140	1,479,897	(31,775)	(9,496,535)	11,586,588
Mineral property acquisition	700,000	55,750	-	-	-	-	55,750
Share-based payments (Note 10)	-	-	-	29,513	-	-	29,513
Balance, June 30, 2012	53,649,254	19,565,611	125,140	1,509,410	(31,775)	(9,496,535)	11,671,851
The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Condensed Interim Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
		(Note 16)		(Note 16)
	-$-	-$-	-$-	-$-

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(151,685)	(153,238)	(433,736)	(445,328)

Adjustments to reconcile loss to net cash used in operating activities
Share-based payments	-	11,365	29,513	76,441
Amortization	1,461	1,555	4,384	4,664
Interest income	-	(5,917)	(3,185)	(15,316)
Gain on sale of marketable securities	-	-	-	(82,464)
Write-off mineral properties	-	-	-	69,388

Changes in non-cash working capital items:
Decrease (increase) in receivables	99,247	51,999	247,813	(37,691)
Decrease in prepaid expenses	8,080	46,011	3,045	55,446
Increase (decrease) in accounts payable and accrued liabilities	10,594	(1,622)	(119,253)	(11,184)
Net cash used in operating activities	(32,303)	(49,847)	(271,419)	(386,044)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property acquisition and exploration	(68,105)	(499,316)	(637,802)	(1,264,853)
Interest received	-	5,917	3,185	15,316
Purchase of equipment	-	-	-	(2,130)
Proceeds from sale of marketable securities	-	-	-	311,002
Net cash used in investing activities	(68,105)	(493,399)	(634,617)	(940,665)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash	-	-	-	3,119,401
Share issuance costs	-	-	-	(215,648)
Net cash provided by financing activities	-	-	-	2,903,753

Increase (decrease) in cash	(100,408)	(543,246)	(906,036)	1,577,044

Cash and cash equivalents, beginning of period	296,217	2,438,983	1,101,845	318,693

Cash and cash equivalents, end of period	195,809	1,895,737	195,809	1,895,737

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Schedule of Evaluation and Exploration Properties
(Expressed in Canadian Dollars - Unaudited)

	Balance, September 30, 2010	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2011	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2012

BASE-METAL PROPERTIES
South Tally Pond
Acquisition cost (1)	$110,947	-	-	$110,947	$ -	$ -	$110,947
Option payment (2)	518,350	-	-	518,350	40,000	-	558,350
Geological and geochemical	974,703	106,302	-	1,081,005	153,787	-	1,234,792
Drilling	2,334,331	1,395,503	-	3,729,834	100,666	-	3,830,500
Geophysical	482,227	266,418	-	748,645	-	-	748,645
Travel	10,694	2,496	-	13,190	-	-	13,190
Other	23,222	7,581	(1,556)	29,247	11,075	-	40,322
Share-based payments	180,224	-	-	180,224	-	-	180,224
	4,634,698	1,778,300	(1,556)	6,411,442	305,528	-	6,716,970
Recoveries (3)	(37,779)	(275,000)	-	(312,779)	.	-	(312,779)
	4,596,919	1,503,300	(1,556)	6,098,663	305,528	-	6,404,191

Lake Douglas
Acquisition cost (1)	267,720	-	-	267,720	-	-	267,720
Option payment (2)	308,500	88,250	-	396,750	112,000	-	508,750
Exploration costs
Geological and geochemical	424,129	10,800	-	434,929	10,117	-	445,046
Drilling	322,390	-	-	322,390	-	-	322,390
Geophysical	193,281	-	-	193,281	-	-	193,281
Travel	2,549	-	-	2,549	-	-	2,549
Other	6,725	725	-	7,450	-	-	7,450
Share-based payments	114,572	-	-	114,572	-	-	114,572
	1,639,866	99,775	-	1,739,641	122,117	-	1,861,758
Recoveries (3)	(141,773)	-	-	141,773)	-		(141,773)
	1,498,093	99,775	-	1,597,868	122,117	-	1,719,985

Other Base Metal properties
Acquisition cost (1)	116,865	-	-	116,865	-	-	116,865
Option payment (2)	200	8,385	-	8,585	-	-	8,585
Exploration costs
Geological and geochemical	67,556	-	-	67,556	14,659	-	82,215
Drilling	84,799	-	-	84,799	-	-	84,799
Geophysical	81,199	-	-	81,199	-	-	81,199
Travel	574	-	-	574	-	-	574
Other	-	4,850	-	4,850	-	-	4,850
Share-based payments	8,252	-	-	8,252	-	-	8,252
	359,445	13,235	-	372,680	14,659	-	387,339
Recoveries (3)	(123,260)	(4,250)	-	(127,510)	-	-	(127,510)
Project management fees	(12,232)	-	-	(12,232)	-	-	(12,232)
	223,953	8,985	-	232,938	14,659		247,597

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Schedule of Evalutaion and Exploration Properties
(Expressed in Canadian Dollars - Unaudited)

	Balance, September 30, 2010	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2011	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2012

GOLD PROPERTIES
JBP Linear
Acquisition cost (1)	$1,625,276	$ --	$ -	$1,625,276	$ -	$ -	$1,625,276
Option payment (2)	63,858	15,000	-	78,858	-	-	78,858
Exploration costs					-	-	-
Geological and geochemical	343,173	75,366	-	418,539	27,256	-	445,795
Drilling	581,530	2,529	-	584,059	4,000	-	588,059
Geophysical	96,320	137,196	-	233,516	-	-	233,516
Travel	2,386	-	-	2,386	-	-	2,386
Other	7,375	-	-	7,375	4,100	-	11,475
Share-based payments	100,163	-	-	100,163	-	-	100,163
	2,820,081	230,091	-	3,050,172	35,356	-	3,085,528
Recoveries (3)	(368,620)	-	-	(368,620)	-	-	(368,620)
Project management fees	(34,500)	-	-	(34,500)	-	-	(34,500)
Option payments received	(6,250)	-	-	(6,250)	(25,000)	-	(31,250)
	2,410,711	230,091	-	2,640,802	10,356	-	2,651,158

Gold Star Property
Option payment (2)	31,600	38,250	-	69,850	21,750	-	91,600
Claim staking costs	10,060	11,430	-	21,490	-	-	21,490
Exploration costs
Geological and geochemical	93,618	160,353	-	253,971	76,610	-	330,581
Drilling					266	-	266
Travel	2,697	4,468	-	7,165	454	-	7,619
Other	-	-	-	-	765	-	765
	137,975	214,501	-	352,476	99,845	-	452,321

Golden Promise JV
Acquisition cost (1)	374,829	-	-	374,829	-	-	374,829
Option payment (2)	55,000	-	-	55,000	-	-	55,000
Exploration costs
Geological and geochemical	67,889	-	-	67,889	-	-	67,889
Drilling	707,451	-	-	707,451	-	-	707,451
Travel	8,789	-	-	8,789	-	-	8,789
Other	24,775	-	-	24,775	304	-	25,079
Share-based payments	57,624	-	-	57,624	-	-	57,624
	1,296,357	-	-	1,296,357	304	-	1,296,661
Recoveries (3)	(859,444)	-	-	(859,444)	-	-	(859,444)
Project management fees	(52,919)	-	-	(52,919)	-	-	(52,919)
Option payments received	(383,994)	-	-	(383,994)	-	-	(383,994)
	-	-	-	-	304	-	304

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
Schedule of Evaluation and Exploration Properties
(Expressed in Canadian Dollars - Unaudited)

	Balance, September 30, 2010	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2011	Gross Expenditures/ (Recoveries)	Write-offs	Balance, June 30, 2012

Other Gold Properties
Acquisition cost (1)	$137,741	$ -	$(109,234)	$28,507	$ -	$ -	$28,507
Option payment (2)	155,536	-	(100,000)	55,536	-	-	55,536
Exploration costs					-	-
Geological and geochemical	259,353	2,144	(89,998)	171,499	2,437	-	173,936
Drilling	711,687	-	(129,266)	582,421	-	-	582,421
Geophysical	435	242	(242)	435	-	-	435
Travel	7,878	-	(2,598)	5,280	-	-	5,280
Other	11,699	6,552	(14,022)	4,229	75	-	4,304
Share-based payments	74,675	-	(2,701)	71,974	-	-	71,974
	1,359,004	8,938	(448,061)	919,881	2,512	-	922,393
Recoveries (3)	(1,005,058)	-	253,672	(751,386)	-	-	(751,386)
Project management fees	(61,652)	-	-	(61,652)	-	-	(61,652)
Option payments received	(63,150)	(19,623)	-	(82,773)	(25,625)	-	(108,398)
	229,144	(10,685)	(194,389)	24,070	(23,113)	-	957
	9,096,795	2,045,967	(195,945)	10,946,817	529,696	-	11,476,513

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon’s books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash, share payments, and advanced royalty payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Newfoundland and Ontario, Canada.  The Company is listed on the TSX Venture Exchange, having the symbol PGR-V, and is in the process of exploring its mineral properties.

The address of the Company’s corporate office and principal place of business is Suite 1500 - 701 West Georgia Street, Vancouver, BC, Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for at least the next 12 months. The continuing operations of the Company were primarily funded by the issuance of share capital. The issuance of additional equity securities by the Company may result in significant dilution to the equity interests of current shareholders. However, the Company’s future capital requirements will depend on many factors, including operating costs, the current capital market environment and global market conditions.

The Company is in the exploration stage. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $9,496,535 at June 30, 2012 (September 30, 2011 - $9,062,799). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	BASIS OF PRESENTATION

Statement of compliance and conversion to International Reporting Standards

The financial statements of the Company for the year ending September 30, 2012 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”). These condensed interim financial statements for the nine month period ended June 30, 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

As these condensed interim financial statements (“financial statements”) are prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with pre-changeover Canadian GAAP have been included in these financial statements for the comparative annual period. However, these interim financial statements do not include all of the information required for full annual financial statements.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION (CONTINUED)

Statement of compliance and conversion to International Reporting Standards (continued)

These interim financial statements should be read in conjunction with the Company’s 2011 annual financial statements and the explanation of how the transition of IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 16. The financial statements were authorized for issuance by the board of directors on August 29, 2012.

Basic of Measurement

The interim financial statements of the Company have been prepared on an accrual basis except for cash flow information and are based on historical costs, except for financial instruments classified as available-for-sale, which are stated at their fair values.  The financial statements are presented in Canadian dollars unless otherwise noted.

The interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of the Company’s financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments and other equity-based payments, the recognition and valuation of provisions for restoration and environment liabilities, and the recoverability and measurement of deferred tax assets. Actual results may differ from those estimates and judgments.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are expected to be adopted for the year-ending September 30, 2012 and have been applied consistently to all periods presented in these interim financial statements and in preparing the opening IFRS balance sheet at October 1, 2010 for the purpose of the transition to IFRS, unless otherwise indicated.

Foreign Exchange Policy

The functional currency of the Company is measured using the currency of the primary economic environment in which that Company operates. The interim financial statements are presented in Canadian dollars which is the Company’s functional and presentation currency.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdraft.

Equipment

Recognition and Measurement

On initial recognition, equipment is valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Subsequent Costs

The cost of replacing part of an item of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial year in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

Amortization

Equipment is recorded at cost less accumulated amortization.  Amortization is recognized using the declining balance method at the following annual rates:

Furniture and office equipment	20%
Computer equipment	30%
Software	45%

One-half the normal amortization is taken in the year of equipment acquisition.

       Exploration and evaluation expenditures

Pre-exploration costs are expensed in the period in which they are incurred.

Costs incurred to acquire the legal right to explore a property are capitalized.  Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures are recognized and capitalized on a property by property basis.  These direct expenditures include such costs as surveying costs, drilling costs, labor and contractor costs, materials used and licensing and permit fees.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined the property is to be under development and is classified as development properties.  The carrying value of exploration and evaluation assets is transferred to development properties after being tested for impairment.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are expensed in the year in which they are incurred.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Once commercial production has commenced all capitalized costs related to the property are transferred to producing properties and the costs of acquisition, exploration and development will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition, deferred exploration and development costs will be written off to operations.

Exploration costs renounced due to flow-through share subscription agreements remain capitalized, however, for corporate income tax purposes; the Company has no right to claim these costs as tax deductible expenses.
Recorded costs of mineral interests are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that change in future conditions could require a material change in the recognized amount.

Payments on mineral property Option Agreements are made at the discretion of the Company and, accordingly, are recorded on a cash basis.

The Company’s entitlement to mineral exploration tax credits are accounted for on a cash basis.

Impairment of assets

The carrying amount of the Company’s assets (which include property, and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of income and comprehensive income.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Administrative costs

Administrative costs not directly related to mineral property interests are expensed as incurred.

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share options, share warrants and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of share options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing share options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.

Flow-through shares

The Company will from time to time, issue flow –through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into 1) a flow–through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and 2) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium, if any, is recognized as other income and related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expensed at the end of the Company’s reporting year is disclosed separately.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share – based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods and services received, unless the fair value of the goods and services received cannot be reasonably measured, in which case they are measured using the fair value of the equity instruments issued. Expenses are recorded in the statement of comprehensive loss. Amounts related to the cost of issuing shares are recorded as a reduction of share capital. Amounts related to the issuance of shares for mineral interests are capitalized in mineral interests on the statement of financial position.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based payments are reflected in share-based payment reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in option reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

If and when the share options are exercised, the applicable amounts of share-based payment reserve are transferred to share capital. If the share options cancel or expire unexercised, the related amount is transferred to deficit.

Valuation of equity units issued in private placements

The Company has adopted the residual method with respect to the measurement of shares and warrants issued as private placement units. The residual method allocates the proceeds received first based on the fair value of the shares, with any value greater than the shares fair value being allocated to warrants (if any).

The fair value of the common shares is based on the closing quoted bid price on the announcement date. The fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified to share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of equity units issued as finders’ fees

The fair value of the agents’ warrants is determined at the announcement date using the Black-Scholes pricing model. The fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified to share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

Income tax

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Financial instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial Assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income for the period in which they arise.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss.  A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-For-Sale Investments

Non-derivative financial assets that do not meet the definition of loans and receivables are classified as available-for-sale and comprise principally the Company's strategic investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment on Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise of trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Per IFRS 7, three levels of the fair value hierarchy that reflects the significance of inputs used in making fair value adjustments is required. The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has included the required disclosures in Note 13 to the financial statements.

The Company classified its financial instruments as follows:

•     Cash and cash equivalents are classified as loans and receivables.
•     Amounts receivables are classified as loans and receivables.
•     Marketable securities are classified as available for sale.
•     Prepaid expenses and deposits are classified as loans and receivables.
•     Accounts payable and accrued liabilities have been classified as other financial liabilities.
•	Amounts due from and to related parties are classified as loans and receivables or other financial liabilities, respectively.

Transaction costs related to financial instruments other than FVTPL are capitalized as part of the cost of the financial instrument.

The Company does not use any derivative or hedging instruments.

       Provisions

The  Company  maybe  subject  to  various  government  laws  and  regulations  relating  to  environmental  disturbancescaused  by  exploration  and  evaluation  activities.
The  Company  records  the  present  value  of  the  estimated costs of  legal  and  constructive  obligations required  to  restore  the  exploration  sites  in  the  year  in  which  the obligation  is  incurred.  The  nature  of  the  rehabilitation  activities  include  restoration,  reclamation  and  re- vegetation of the affected exploration sites.

The  rehabilitation  provision  generally  arises  when  the  environmental  disturbance  is  subject  to  government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the year in which they occur.

Other provisions

Provisions  are  recognized  for  liabilities  of  uncertain  timing  or  amount  that  have  arisen  as  a  result  of  past transactions,  including  legal  or  constructive  obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting years beginning after January 1, 2011 or later years. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The following standards and interpretations have been issued but are not yet effective:

•	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company does not anticipate this amendment to have a significant impact on its financial statements.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

      Standards, Amendments and Interpretations Not Yet Effective (continued)

•	IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	IFRS 13 Fair Value Measurement

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Company does not anticipate this amendment to have a significant impact on its financial statements.

•	IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning on January 1, 2013.

•	IFRS 20 Stripping Costs in the Production Phase of a Surface Mine

In IFRIC 20, the IFRS Interpretations Committee sets out principles for the recognition of production stripping costs in the balance sheet. The interpretation recognizes that some production stripping in surface mining activity will benefit production in future periods and sets out criteria for capitalizing such costs. While the Company is not yet in the production phase, the Company is currently assessing the future impact of this interpretation.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates.

Areas requiring significant judgments relate to recognition of deferred assets and liabilities, determination of cash-generating units and the determination of technical feasibilities and commercial viabilities of mineral interests.

4.	CASH AND CASH EQUIVALENTS

	June 30,	September 30,
	2012	2011
Cash	$ 195,809	$ 20,708
Redeemable term deposit	-	624,857
Money Market instruments	-	456,280
	$ 195,809	$1,101,845

The interest rate for redeemable term deposit was at 1.95%. The redeemable term deposit was redeemed during the nine months ended June 30 2012.

5.	MARKETABLE SECURITIES

	June 30, 2012			September 30, 2011
	Fair Value	Cost	Gain (Loss)	Fair Value	Cost	Gain (Loss)
Golden Dory Resources Corp	$ 15,750	$ 36,875	$ (21,125)	$ 27,000	$ 31,250	$ (4,250)
Metals Creek Resources Corp.	5,000	15,650	(10,650)	9,000	15,650	(6,650)
	$ 20,750	$ 52,525	$ (31,775)	$ 36,000	$ 46,900	$ (10,900)

The fair values of marketable securities have been determined from the quoted market value of the shares on the exchange where they are listed, as of the end of the period. A change in market value of its marketable securities is included as a component of other comprehensive income.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

6.	EQUIPMENT

The Company’s equipment is summarized as follows:

	June 30, 2012			September 30, 2011
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	-$-	-$-	-$-	-$-	-$-	-$-
Furniture and office equipment	5,186	3,181	2,005	5,186	2,826	2,360
Computer equipment	57,945	49,400	8,545	57,945	46,919	11,026
Software	26,882	23,840	3,042	26,882	22,292	4,590
	90,013	76,421	13,592	90,013	72,037	17,976

7.	EVALUATION AND EXPLORATION PROPERTIES

The following is a summary of the Company’s mineral exploration property transactions and holdings.

BASE METAL PROPERTIES

South Tally Pond Property (Newfoundland)

On September 1, 2006 the Company signed an option with Altius Resources Inc. to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland.  The two mineral licenses are subject to a 2% Net Smelter Return (”NSR”) royalty payable to Xstrata.  In order for the Company to acquire the interest in the two mineral licenses it must:

•	Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid);
•	Issue 250,000 shares on December 15, 2006, the option effective date (issued);
•	Issue 250,000 shares on December 15, 2007 (issued); and
•	Issue 500,000 shares on or before December 15, 2014 (issued March 1, 2012) or completion of a bankable feasibility study

The South Tally Pond property consists of several contiguous claim blocks and/or properties including the two above-mentioned optioned mineral licenses, the 100% owned Harpoon Property, and other 100% owned claims staked by the Company. The Harpoon Property is subject to a 2% NSR of which the Company may purchase a 1% NSR for $1,000,000 and a right of first refusal on the remaining 1% NSR royalty. Certain claims staked by the Company occur within the 2 kilometre Area of Interest (“AOI”) of the Barren Lake Property (returned). These claims within the AOI remain subject to a 2.5% NSR royalty to the Barren Lake Property vendor of which the Company may purchase 1.5% for $1,500,000 and a right of first refusal on the remaining 1% NSR royalty. As of the period ended June 30, 2012, the Company holds a 100%-interest in the South Tally Pond Property.

Lake Douglas Property (Newfoundland)

The Company acquired an option to earn a 100% interest in the Lake Douglas Property located in central Newfoundland by issuing 450,000 common shares and paying $500,000 over 5 years.  The option is under two agreements, the Lake Douglas East Agreement ($450,000 cash, 450,000 shares) and the Lake Douglas West Agreement ($50,000).  On January 10, 2009, the agreements were amended to decrease the aggregate cash option payments from $500,000 to $350,000 ($250,000 paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares (450,000 shares issued). The Company is required to pay the remaining $100,000 (paid) and issue 150,000 shares (issued) by January 17, 2012 to earn a 100% interest in the property. The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

8.	EVALUATION AND EXPLORATION PROPERTIES (CONTINUED)

BASE METAL PROPERTIES (continued)

As of the period ended June 30, 2012, the Company has earned a 100%-interest in the Lake Douglas Property.

Other Base Metal Properties (Newfoundland)

As of June 30, 2012, the Company retains a 38% interest in the Victoria Lake Property and a 100% interest in the Winterhill Property.  These properties are subject to NSR royalties of up to 2.5%, of which up to 1.5% can be re-purchased at any time for varying amounts.

Victoria Lake Option Agreement (Victoria Lake Property) – Crosshair Exploration & Mining Ltd.

Crosshair has completed its requirements to acquire a 60% interest in the contiguous Victoria Lake and Victoria Lake 10188M properties (collectively, the Victoria Lake Property) and one of the Company’s other gold properties (South Golden Promise Property – see Other Gold Properties).  Under the terms of this agreement, Crosshair spent $1,750,000 over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon).  A formal Joint Venture agreement with Crosshair to operate this project is pending.

The Company retains interest a 38% joint venture interest in the Victoria Lake Property. The properties are subject to a 2.5% NSR royalty of which 1.5% NSR can be re-purchased by the Company and joint venture partner at any time for $1,500,000 and a right of first refusal on the remaining 1.0% NSR.

Winterhill Property

The Company holds a 100% interest in the property, subject to a 0.5% NSR royalty, which can be purchased by the Company for $500,000.

On May 15, 2009, the Company entered into an option agreement with Golden Touch Resources Corp. (“Golden Touch”) whereby Golden Touch may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period and making cash payments of $60,000 to the Company. During the year ended September 30, 2011, Golden Touch notified the Company that it would not proceed with the option agreement. The property reverted 100% back to the Company with Golden Touch retaining no interest.

Seal Bay Property Option

On February 7, 2011, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in north-central Newfoundland.  To earn its interest, the Company is required to make cash payments of $122,500 and issue 230,000 common shares of the Company to the property vendor over a four year period as follows:

•	Pay $7,500 (paid) and issue 5,000 shares (paid $885 in lieu of shares*) upon TSX-V approval;
•	Pay $10,000 and issue 15,000 shares on or before February 7, 2012;
•	Pay $20,000 and issue 30,000 shares on or before February 7, 2013;
•	Pay $35,000 and issue 60,000 shares on or before February 7, 2014; and
•	Pay $50,000 and issue 120,000 shares on or before February 7, 2015

* The Company has the option to pay cash in lieu of issuing shares. The cash equivalent value will be deemed at the 10 day average closing price prior to each anniversary date, and subject to a $1.50 maximum.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

8.	EVALUATION AND EXPLORATION PROPERTIES (CONTINUED)

BASE METAL PROPERTIES (continued)

The property is subject to a 2% NSR, of which a 1% NSR can be purchased by the Company at any time for $1,000,000 and have a right of first refusal on the remaining 1%. The Company is also required to make annual advance royalty payments of $5,000 on February 7 of each year, starting 2018. The advance royalty payments shall be deductible from future NSR.

During the nine months ended June 30, 2012, Seal Bay property was returned in good standing to the vendor.

GOLD PROPERTIES

JBP Linear Property (Newfoundland)

The Company holds a 100% interest in the JBP Linear Property located near Gander, Newfoundland. The property is subject to advance royalties of $15,000 per year that commenced in 2007 and Net Smelter Return (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

JBP Linear Option Agreement (JBP Linear Property) – Northern Skye Resources Ltd.

On March 14, 2012, the Company signed a Joint Venture option agreement with Northern Skye Resources Ltd. (“Northern Skye”) for the Company’s 100%-owned JBP Linear Gold Project. The option agreement gives Northern Skye the right to earn an initial 70% interest in the JBP Linear Project by spending $2.0 million on exploration over four years with a firm $250,000 exploration expenditure commitment in the first year. The agreement also calls for Northern Skye to make cash payments totaling $250,000 and share payments totaling 1,000,000 shares of Northern Skye to the Company over the four year initial earn-in period.  Northern Skye will be the operator during the earn-in period and maintain the property and underlying agreements in good standing.

When Northern Skye earns a 70% interest, a Joint Venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Northern Skye the right, subject to certain conditions, to increase its interest to 100% by completing a positive feasibility study within four years of electing to earn the additional interest and by making cash payments totaling $1,000,000 and share payments totaling 1,000,000 shares of Northern Skye to the Company. On Northern Skye successfully earning a 100% interest, the Company will retain a 0.5% net smelter return royalty.

Golden Promise Property (Newfoundland)

The Company holds a 40% interest in the Golden Promise Property which is subject to a joint venture agreement with Crosshair Exploration & Mining Ltd (“Crosshair”).  On April 8, 2009, the Company entered into a joint venture agreement with Crosshair on the Golden Promise Property as follows:

Golden Promise Joint Venture Agreement – Crosshair Exploration & Mining Ltd.

Under the terms of the joint venture agreement Crosshair issued to the Company 2,655,000 of its common shares and earned a 60% interest in the Golden Promise project during fiscal 2009.  Crosshair will provide the Company with a $2,000,000 carried interest in exploration expenditure to be completed prior to May 2013.  Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company.   The property is subject to NSR of up to 2%, of which 1% can be re-purchased by the joint venture partners.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

8.      EVALUATION AND EXPLORATION PROPERTIES (CONTINUED)

GOLD PROPERTIES (CONTINUED)

On completion of the initial $2,000,000 in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1,000,000 carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company.  If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1,000,000 or retain a 60% interest.

Gold Star Property (NW Ontario)

On November 9, 2009, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario.  To earn its interest, the Company is required to make cash payments of $95,000 and issue 200,000 common shares of the Company to the property vendor over three years as follows:

•	Pay $25,000 (paid) and issue 40,000 shares (issued) upon signing and TSX-V approval;
•	Pay $12,000 (paid), and issue 40,000 shares (issued) on or before December 1, 2010;
•	Pay $18,000 (paid) and issue 50,000 shares (issued) on or before December 1, 2011; and
•	Pay $40,000 and issue 70,000 shares on or before December 1, 2012

The property is subject to a 1.5% NSR, of which 50% can be purchased by the Company at any time for $750,000.

On September 7, 2010, the Company signed a letter agreement to acquire a 100% interest in one mineral claim, the Sturgeon Supreme Option, which is contiguous with and forms part of the Gold Star Property. To earn its interest,the Company is required to make cash payments of $52,500 and issue 110,000 common shares of the Company to the property vendor over four years as follows:

•	Pay $7,500 (paid) and issue 10,000 shares (issued) on signing and TSX-V approval (obtained on October 1, 2010);
•	Pay $7,500 (paid), and issue 10,000 shares (issued) by September 23, 2011;
•	Pay $10,000 and issue 20,000 shares by September 23, 2012;
•	Pay $12,500 and issue 30,000 shares by September 23, 2013; and
•	Pay $15,000 and issue 40,000 shares by September 23, 2014

The property is subject to a 2% NSR, of which 50% can be purchased by the Company for $1,000,000. The Company has a right of first refusal on the remaining 1%.

Other Gold Properties (Newfoundland)

As of June 30, 2012, the Company retains a 100% interest in two gold properties (Huxter Lane and Long Pond) and a 38% interest in one gold property (South Golden Promise).  These gold properties are subject to NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company at any time for varying amounts.

Huxter Lane Option Agreement (Huxter Lane Property) – Golden Dory Resources Corp.

On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. (“Golden Dory”) whereby Golden Dory may earn a 60% interest in the Huxter Lane Property by funding $2,000,000 in exploration expenditures, making cash payments of $50,000 ($50,000 received) and issuing 350,000 shares (350,000 received) to the Company over a four year period.  On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study.  Golden Dory is the operator during the earn-in period.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

Other Gold Properties (Newfoundland) (Continued)

Long Pond Property

The Company holds a 100% interest in the property, subject to a 0.5% NSR royalty, which can be purchased by the Company for $500,000.

Victoria Lake Option Agreement (South Golden Promise property) – Crosshair Exploration & Mining Ltd.

Crosshair has completed its requirements to acquire a 60% interest in one of the Company’s other gold properties (South Golden Promise Property) and two of the Company’s base metal properties (Victoria Lake Property and Victoria Lake 10188M Property – see Other Base Metal Properties).  Under the terms of this agreement, Crosshair spent $1,750,000 over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon).  A formal Joint Venture agreement with Crosshair to operate this project is pending.

Other gold property interests dropped

During the year ended September 30, 2011, the Company decided not to further pursue its interests in the Maritec Property and accordingly, wrote off the deferred costs of $73,839.

During the year ended September 30, 2011, the Company decided not to further pursue its interests in the Glenwood Property and accordingly, wrote off the deferred costs of $120,550.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

9.       RELATED PARTIES

The amounts due to related parties are amounts due to a director or officer, a spouse of a director and officer and companies with common directors. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined.

During the nine months ended June 30, 2012, the Company paid $134,903 (2011 - $117,801) of salary and benefits to the president of the Company.

The Company entered into a management contract, with a company controlled by the CFO, to pay the Company’s CFO $1,500 per month. During the nine months ended June 30, 2012, the Company paid $13,500 (2011 - $13,500) to the company controlled by the CFO.

The Company engaged a spouse of a director at $50 per hour to provide general accounting, bookkeeping and general office services. During the nine months ended June 30, 2012, the Company paid or accrued $5,375 (2011 - $8,640) to the director’s spouse for accounting and office services. As at June 30, 2012, the Company owed $392 (September 30, 2011 - $Nil) for these services.

10.      SHARE CAPITAL

Share issuance

During the nine months ended June 30, 2012, the Company,

a)	Issued 50,000 common shares pursuant to Gold Star mineral property agreements with a total value of $3,750.

b)	Issued 150,000 common shares pursuant to Lake Douglas mineral property agreements with a total value of $12,000.

c)	Issued 500,000 common shares pursuant to South Tally Pond mineral property agreements with a total value of $40,000.

During the year ended September 30, 2011, the Company:

a)	Issued 60,000 common shares pursuant to Gold Star mineral property agreements with a total value of $11,250.

b)	Issued 150,000 common shares pursuant to Lake Douglas mineral property agreements with a total value of $38,250.

c)
Completed a non-brokered private placement of 7,914,500 non-flow-through units at a price of $0.14 per unit and 11,449,240 flow-through common shares at a price of $0.17 per share for gross proceeds of $3,054,401. Each non-flow-through unit is comprised of one non-flow-through common share and one share purchase warrant; each share purchase warrant entitles the holder to acquire one additional non-flow-through share at a price of $0.20 until December 3, 2012. The Company paid a finder's fee of $162,095 and issued 1,003,553 finder's warrants. The finder’s warrants have the same terms as the warrants issued under the private placement. The finder's warrants were valued at $125,140 using the Black-Scholes option pricing model (assuming a risk-free interest rate of 1.63%, an expected life of 2 year, annualized volatility of 123.45% and a dividend rate of 0%).

d)	Issued 433,333 common shares at $0.15 per share from the exercise of agent options for gross proceeds of $65,000. Accordingly, $39,210 was transferred from share option reserve to share capital.

Share Options

The Company has a new incentive share option plan under which it is authorized to grant options to directors, officers, employees and consultants of the Company enabling them to acquire up to 10% of the issued and

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

10.           SHARE CAPITAL (continued)

Share options (continued)

outstanding common shares of the Company.   Under the plan, the exercise price of each option shall not be less than the market price of the Company's shares immediately proceeding the day of the grant, less a discount permitted under the TSX Venture Exchange policies.  The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

Share option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price -$-	Weighted Average Number of Years to Expiry
Balance - September 30, 2009	1,840,932	0.64	2.41
Options Granted	1,310,000	0.15
Exercised	(439,266)	0.52
Balance - October 1, 2010	2,711,666	0.42	2.89
Options Granted	1,560,000	0.14
Exercised	(398,333)	0.40
Balance - September 30, 2011	3,873,333	0.31	2.98
Options cancelled	(360,000)	0.20
Options expired	(820,000)	0.70
Balance - June 30, 2012	2,693,333	0.21	2.83
Exercisable - June 30, 2012	2,140,833	0.23	3.57

As at June 30, 2012, the following share options were outstanding:

Exercisable	Outstanding	Exercise Price ($)	Expiry Date
365,000	365,000	0.610	February 5, 2013
75,000	75,000	0.300	June 3, 2013
3,333	3,333	0.670	October 20, 2013
1,050,000	1,050,000	0.155	December 30, 2014
75,000	75,000	0.175	February 1, 2016
150,000	200,000	0.190	February 25, 2016
422,500	925,000	0.110	July 4, 2016
2,140,833	2,693,333

The fair value of share options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the share.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s share option grants.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

10.       SHARE CAPITAL (continued)

Warrants

Warrant transactions are summarized as follows:

	Warrants outstanding	Weighted average exercise price -$
Balance, September 30, 2009	695,607	1.05
Warrants granted	4,095,435	0.22
Warrants expired	(695,607)	1.05
Balance, October 1, 2010	4,095,435	0.22
Warrants granted	8,131,167	0.20
Balance, September 30, 2011	12,226,602	0.22
Warrants expired	(2,883,330)	(0.29)
Balance, outstanding and exercisable at June 30, 2012	9,343,272	0.21

 The following warrants to acquire common shares were outstanding at June 30, 2012:

Number of warrants	Exercise Price	Expiry Date
1,428,772	$ 0.24	August 17, 2013
7,914,500	$ 0.20	December 3, 2012
9,343,272

As at June 30, 2012, the following finder’s warrants were outstanding:

Number of Finder’s Warrants	Exercise Price	Expiry Date
1,003,553	$ 0.20	December 3, 2012

11.      RESERVES

Share-based payment reserves

The share-based payment reserve records items recognized as share-based payments until such time that the share options are exercised, at which time the corresponding amount will be transferred to share capital. If the options expire or cancel unexercised, the amount recorded remains in share-based payment reserves.

Balance, October 1, 2010	$1,379,797
Option exercised	(39,210)
Share-based payments	139,310
Balance,September 30, 2011	1,479,897
Share-based payments	29,513
Balance, June 30, 2012	$1,509,410

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

11.      RESERVES (continued)

Warrant reserve

The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is record as warrant reserve.

The warrant reserve records items recognized as warrants until such time that the warrants are exercised, at which time the corresponding amount will be transferred to share capital. If the warrants expire unexercised, the amount recorded remained in warrant reserves.

Balance, October 1, 2010
Warrants granted	$125,140
Balance, September 30, 2011 and June 30, 2012	125,140

12.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the nine months ended June 30, 2012 included:

a)	The Company issued 700,000 common shares pursuant to mineral property agreements with a total value of $55,750.
b)	Accounts payable and accrued liabilities included $9,271 related to mineral property expenditures.
c)	The Company incurred $29,513 share-based payments.
d)	The Company received 125,000 Golden Dory Resources shares valued at $5,625 for Huxter Lane Joint Venture option payment

Significant non-cash transactions during the nine months ended June 30, 2011 included:

a)	The Company issued 1,003,553 finder’s warrants with a value of $125,140 as finder’s fee for a private placement.
b)	The Company issued 200,000 common shares pursuant to mineral property agreements with a total value of $48,550.
c)	Accounts receivable included $2,200 of proceeds from sale of equipment.
d)	Accounts payable and accrued liabilities included $215,670 related to mineral property expenditures.
e)	Accounts receivable included $4,250 related to mineral property.
f)	The Company received 100,000 Golden Dory Resources shares valued at $15,000 for Huxter Lane Joint Venture option payment.

13.      FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and due to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  As at June 30, 2012 and September 30, 2011, the Company’s financial instruments measured at fair value are as follows:

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

 13.                      FINANCIAL INSTRUMENTS (continued)

Assets	Level 1	Level 2	Level 3	Total
June 30, 2012
Cash and cash equivalents	$195,809	$-	$-	$195,809
Assets	Level 1	Level 2	Level 3	Total
September 30, 2011
Cash and cash equivalents	$1,101,845	$-	$-	$1,101,845

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company considers the fluctuations of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge on obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank account and term deposit. As some of the Company’s cash is held by a Canadian bank, there is a concentration of credit risk with one bank in Canada. This risk is managed by using a major bank that is high credit quality financial institution as determined by rating agencies.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and is therefore not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest risk is the risk that an investment’s value will change due to a change in the level of interest rates. The Company is exposed to interest rate risk as its bank account and term deposit earns interest income at variable rates. The income earned on the bank account is subject to the movements in interest rates. Management considers the risk to be minimal.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and seeking equity financing when needed.

14.      CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

The Company considers its cash and short term investments to be its manageable capital.  The Company’s policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years.  The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers’ acceptances of major Canadian banks or instruments of equivalent or better quality.  No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements. There were no changes in the Company's approach to capital management during the nine months ended June 30, 2012.

15.       SEGMENTED INFORMATION

The Company currently operates in a single reportable operating segment –the acquisition, exploration and development of gold and base metal in Newfoundland and Ontario in Canada. All of the Company’s assets and expenditures are located in Canada.

16.       TRANSITION TO IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first interim financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, October 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS, October 1, 2010, which have been accounted for in accordance with Canadian GAAP.

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” has been applied prospectively to all provisions for restoration and environmental obligations that are within the scope of International Financial Reporting Interpretations Committee (“IFRIC”) “Changes in Existing Decommissioning, Restoration and Similar Liabilities”.  The Company has:

•	re-measured the liabilities as at October 1, 2010 in accordance with IAS 37;

•
estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rates that would have applied for that liability over the intervening period; and

•
calculated the accumulated depreciation on that amount, as at October 1, 2010, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the entity.

The Company has applied the transitional provision in IFRIC 4 “Determining whether an Arrangement contains a Lease” and has assessed all arrangements as at October 1, 2010.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

16.       TRANSITION TO IFRS (CONTINUED)

Reconciliation of assets, liabilities and equity

		As at June 30, 2011
		Canadian	Effect of	IFRS
	Note 16	GAAP	Transition
ASSETS
Current assets
Cash and cash equivalents		$1,895,737	$ -	$1,895,737
Accounts receivable		57,759	-	57,759
Marketable securities		42,000	-	42,000
Prepaid expenses and deposits		27,263	-	27,263
		2,022,759	-	2,022,759
Non-current assets
Equipment		16,601	-	16,601
Evaluation and exploration properties		10,503,146	-	10,503,146
		10,519,747	-	10,519,747
TOTAL ASSETS		$12,542,506	-	$12,542,506

		As at June 30, 2011
		Canadian	Effect of	IFRS
	Notes	GAAP	Transition
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$261,522	$ -	$261,522
		261,522	-	261,522

SHAREHOLDERS’ EQUITY
Share capital	(e)	17,562,886	1,946,025	19,508,911
Contributed surplus	(c)	1,650,429	(1,650,429)	-
Reserves
Warrant reserve	(c)	-	125,140	125,140
Share-based payment reserve	(b) (c)	-	1,417,028	1,417,028
Accumulated other comprehensive loss		(4,900)	-	(4,900)
Deficit	(b) (e)	(6,927,431)	(1,837,764)	(8,765,195)
TOTAL EQUITY		12,280,984	-	12,280,984
TOTAL LIABILITIES AND SHARESHOLDERS' EQUITY		$12,542,506	$ -	$12,542,506

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

16.    TRANSITION TO IFRS (CONTINUED)

Reconciliation of loss for the three and nine months ended June 30, 2011

			Three Months Ended			Nine Months Ended
			June 30, 2011			June 30, 2011
		Canadian	Effect of	IFRS	Canadian	Effect of	IFRS
	Note 16	GAAP	Transition		GAAP	Transition
		-$-	-$-	-$-	-$-	-$-	-$-
EXPENSES
Amortization		1,555	-	1,555	4,664	-	4,664
Investor relations		23,063	-	23,063	69,584	-	69,584
Office and miscellaneous		17,645	-	17,645	60,555	-	60,555
Part XII.6 flow through tax		-	-	-	4,327	-	4,327
Professional fees		38,222	-	38,222	63,973	-	63,973
Salaries and benefits		42,568	-	42,568	124,768	-	124,768
Shareholder information		19,139	-	19,139	22,239	-	22,239
Share-based payments	(b)	23,854	(12,489)	11,365	86,380	(9,939)	76,441
Transfer agent and filing fees		1,653	-	1,653	23,074	-	23,074
Travel and accomodation		3,945	-	3,945	24,095	-	24,095
Loss before other items		(171,644)	12,489	(159,155)	(483,659)	9,939	(473,720)
OTHER ITEMS
Interest income		5,917	-	5,917	15,316	-	15,316
Gain on sale of marketable securities		-	-	-	82,464	-	82,464
Write-off mineral properties		-	-	-	(69,388)	-	(69,388)
		5,917	-	5,917	28,392	-	28,392

Loss For The Period		(165,727)	12,489	(153,238)	(455,267)	9,939	(445,328)

Other Comprehensive Loss Items
Unrealized loss on marketable securities		(15,000)	-	(15,000)	131,112	-	131,112
Realized gain on sales of marketable securities		-	-	-	(82,464)	-	(82,464)
		(15,000)	-	(15,000)	48,648	-	48,648
Comprehensive income (loss) for the period		(180,727)	12,489	(168,238)	(406,619)	9,939	(396,680)

Deficit, begining of period	(e)	(6,761,704)	(1,850,253)	(8,611,957)	(6,472,164)	(1,847,703)	(8,319,867)

Deficit, end of period		(6,927,431)	(1,837,764)	(8,765,195)	(6,927,431)	(1,837,764)	(8,765,195)

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

16.    TRANSITION TO IFRS (CONTINUED)

Reconciliation of cash flow  for the three and nine months ended June 30, 2011

			Three Months Ended			Nine Months Ended
		June 30, 2011			June 30, 2011
		Canadian	Effect of	IFRS	Canadian	Effect of	IFRS
	Note 16	GAAP	Transition		GAAP	Transition

		$	$	$	$	$	$
CASH PROVIDED BY(USED FOR):

OPERATING
Net loss for the period from continuing operations		(165,727)	12,489	(153,238)	(455,267)	9,939	(445,328)
Items not involving cash:
Amortization		1,555	-	1,555	4,664	-	4,664
Share-based payments	(b)	23,854	(12,489)	11,365	86,380	(9,939)	76,441
Interest income	(d)	-	(5,917)	(5,917)	-	(15,316)	(15,316)
(Gain) Loss on sale of marketable securities		-	-	-	(82,464)	-	(82,464)
Write-off mineral properties		-	-	-	69,388	-	69,388
		(140,318)	(5,917)	(146,235)	(377,299)	(15,316)	(392,615)
Changes in non-cash working capital items:
Amounts receivable		51,999	-	51,999	(37,691)	-	(37,691)
Prepaid expenses and deposits		46,011	-	46,011	55,446	-	55,446
Accounts payable and accrued liabilities		(1,622)	-	(1,622)	(11,184)	-	(11,184)
		(43,930)	(5,917)	(49,847)	(370,728)	(15,316)	(386,044)

INVESTING ACTIVITIES
Mineral properties		(499,316)	-	(499,316)	(1,264,853)	-	(1,264,853)
Interest received	(d)	-	5,917	5,917	-	15,316	15,316
Equipment purchased		-	-	-	(2,130)	-	(2,130)
Proceeds from sale of marketable securities		-	-	-	311,002	-	311,002
		(499,316)	5,917	(493,399)	(955,981)	15,316	(940,665)

FINANCING ACTIVITIES
Common share issued for cash		-	-	-	3,119,401	-	3,119,401
Share issuance costs		-	-	-	(215,648)	-	(215,648)
		-	-	-	2,903,753	-	2,903,753

Increase (Decrease) in cash and cash equivalents		(543,246)	-	(543,246)	1,577,044	-	1,577,044
Cash and cash equivalents, beginning of period		2,438,983	-	2,438,983	318,693	-	318,693

CASH AND CASH EQUIVALENTS, END OF PERIOD		1,895,737	-	1,895,737	1,895,737	-	1,895,737

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

16.      TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations (continued)

(a)	Provision for restoration and environmental obligations

Under Canadian GAAP, asset retirement obligations are measured at fair value, incorporating market assumptions and discount rates based on the entity’s credit-adjusted risk-free rate. Adjustments are made to asset retirement obligations for changes in the timing or amount of the cash flows and the unwinding of the discount. However, changes in discount rates alone do not result in a re-measurement of the provision. Changes in estimates that decrease the liability are discounted using the discount rate applied upon initial recognition of the liability while changes that increase the liability are discounted using the current discount rate.

IFRS requires decommissioning provisions to be measured based on management’s best estimate of the expenditures that will be made and adjustments to the provision are made in each period for changes in the timing or amount of cash flow, changes in the discount rate, and the accretion of the liability to fair value (unwinding of the discount). Furthermore, the estimated future cash flows should be discounted using the current rates. There was no impact at October 1, 2010.

(b)	Share-based payments

Under Canadian GAAP, the Company accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted.  Share-based payments were recognized on a straight-line basis over the total vesting period.  Under IFRS, the Company treats each installment as its own award.  Therefore, each installment is measured and recognized separately using accelerated method. As such, for the nine months ended June 30, 2011, share-based payments were reduced by $9,939. The recognition of the additional share-based payments resulted in increase of deficit and share-based payment reserve of $7,813 at September 30, 2011.

(c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of share options and warrants granted were recorded under contributed surplus.  Under IFRS, these amounts have been reclassified as reserves. This resulted in a transfer from contributed surplus to share-based payment reserve of $1,379,797 at October 1, 2010, $1,417,028 at June 30, 2011 and $1,479,897 at September 30, 2011, a transfer from contributed surplus to warrant reserve of $125,140 at June 30, 2011, and at September 30, 2011.

(d)	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities.  Under IFRS, interest income has been reclassified as an investing activity. This resulted in an increase in cash outflow of $15,316 in operating activities, and an increase in cash inflow of $15,316 in investing activities for the nine months ended June 30, 2011. There is also in an increase in cash outflow of $19,072 in operating activities, and an increase in cash inflow of $19,072 in investing activities for the year ended September 30, 2011.

(e)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146 “Flow-through Shares”. At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders’ equity. Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations.

PARAGON MINERALS CORPORATION
NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2012 AND 2011
(Expressed in Canadian Dollars)

16.      TRANSITION TO IFRS (CONTINUED)

Notes to reconciliations (continued)

(f)	Flow-through shares

IFRS does not contain explicit guidance pertaining to this tax incentive. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through tax liability. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed.  To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery. The Company has retroactively chosen to reverse the deferred tax recovery previously recorded under Canadian GAAP.  This resulted in an increase in share capital and deficit of $1,946,025 at October 1, 2010, and June 30, 2011, and $2,432,618 at September 30, 2011.

17.SUBSEQUENT EVENTS

Arrangement Agreement & Financing

On July 30, the Company entered into a definitive agreement (the “Arrangement Agreement”) with Canadian Zinc, whereby Canadian Zinc will acquire all of the outstanding common shares of the Company in exchange for common shares of Canadian Zinc by way of a statutory plan of arrangement (the “Arrangement”).  Under terms of the Arrangement Agreement, Paragon shareholders will receive, in exchange for each Paragon share held, 0.136 shares of Canadian Zinc. The Arrangement is subject to approval by the Company shareholders, regulatory and court approvals, and other customary closing conditions.

On July 30, 2012, concurrent with the Arrangement Agreement, Canadian Zinc also agreed to immediately purchase, in a non-brokered private placement financing, 7,000,000 Paragon common shares at a price of $0.07 per share for a total consideration of $490,000.  The TSX Venture Exchange approved the private placement on August 3, 2012.

On August 9, 2012, the Company closed the non-brokered private placement financing with Canadian Zinc. Proceeds of the financing will be used for general and administrative purposes and exploration/maintenance of Paragon properties.

Details of the Arrangement, Arrangement Agreement and Special Meeting are available in the Information Circular filed on SEDAR on August 20, 2012.  A Special Meeting of the Paragon Shareholders to vote on the Arrangement has been set for September 17, 2012.

Warrant Extension

On August 16, the Company applied to extend the term of the 7,914,500 warrants exercisable at $0.20 per share from December 3 2012 to June 3, 2014 (18 months).  The Company received TSX Venture Exchange approval on August 20, 2012.

Pro Forma Financial Statements

Consolidated Statement of Financial Position as at June 30, 2012
Consolidated Statement of Comprehensive Loss for the six months ended June 30, 2012
Consolidated Statement of Comprehensive Loss for the year ended December 31, 2011
Notes to the Pro Forma Consolidated Financial Statements

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

CANADIAN ZINC CORPORATION
Pro forma Consolidated Statement of Financial Position
As at June 30, 2012
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	As Reported
	Canadian Zinc	Paragon Minerals	Pro Forma		Pro Forma
	June 30, 2012	March 31, 2012	Adjustments	Note	Consolidated

ASSETS
Current
Cash and cash equivalents	$ 914	$ 296	$ (300))	3 (a)	$ 910
Short-term investments	12,101	-	-		12,101
Marketable securities	5,677	23	-		5,700
Other receivables and prepaid expenses	355	133	-		488

Total Current Assets	19,047	452	(300))		19,199

Other long-term assets	739	-	-		739
Property, plant and equipment	984	15	-		999
Exploration and evaluation assets	4,709	11,401	(8,671))	3 (a)	7,439

Total Assets	$ 25,479	$ 11,868	$ (8,971))		$ 28,376

LIABILITIES
Current
Accounts payable	$ 971	$ 43	-		1,014
Accrued and other liabilities	366	-	-		366

Total Current Liabilities	1,337	43	-		1,380

Decommissioning liability	1,946	-	-		1,946

Total Liabilities	3,283	43	-		3,326

SHAREHOLDERS' EQUITY
Share capital	83,965	19,566	(16,792))	3 (a)	86,739
Reserves	12,224	1,634	(1,554))	3 (a)	12,304
Accumulated other comprehensive loss	-	(30))	30	3 (a)	-
Deficit	(73,993))	(9,345))	9,345	3 (a)	(73,993))

Total Shareholders’ Equity	22,196	11,825	(8,971))		25,050

Total Liabilities and Shareholders’ Equity	25,479	11,868	(8,971))		28,376

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CANADIAN ZINC CORPORATION
Pro Forma Consolidated Statement of Comprehensive Loss
For the Six Months ended June 30, 2012
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	As Reported
	Canadian Zinc	Paragon Minerals	Pro Forma			Pro Forma
	June 30, 2012	March 31, 2012	Adjustments	Note		Consolidated

Income
Investment income	$98	$11	$-			$109

Expenses
Depreciation	10	3	-			13
Exploration and evaluation	3,116	-	306	3	(b)	3,422
Listing and regulatory	36	12	-			48
Management and directors	319	110	-			429
Office and general	271	28	-			299
Professional	142	46	-			188
Project evaluation	1	13	-			14
Shareholder and investor communications	223	47	-			270
Share-based compensation	35	30	-			65
	4,153	289	306			4,748

Other income (expenses)
Finance costs	(23)	(4)	-			(27)
Loss on marketable securities	(8,030)	(19)	-			(8,049)
Tax deduction recovery	153	-	-			153
	(7,900)	(23)	-			(7,923)

Net loss and comprehensive loss for the period	$(11,955)	$(301)	$(306)			$(12,562)

Net loss per share - basic and diluted	$(0.08)					$(0.08)

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CANADIAN ZINC CORPORATION
Pro Forma Consolidated Statement of Comprehensive Loss
For the Year ended December 31, 2011
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	As Reported
	Canadian Zinc	Paragon Minerals	Pro Forma		Pro Forma
	December 31, 2011	September 30, 2011	Adjustments	Note	Consolidated

Income
Investment income	$ 50	$ 19	$ -		$ 69

Expenses
Depreciation	22	7	-		29
Exploration and evaluation	5,489	-	1,904	3 (b)	7,393
Listing and regulatory	70	24	-		94
Management and directors	672	166	-		838
Office and general	730	78	-		808
Professional	279	94	-		373
Project evaluation	27	28	-		55
Shareholder and investor communications	398	113	-		511
Share-based compensation	238	131	8	3 (g)	377
	7,925	641	1,912		10,478

Other income (expenses)
Finance costs	(58))	(9))	-		(67))
Foreign exchange loss	(13))	-	-		(13))
Gain on optioning of mineral properties	-	10	-		10
Mineral property write-off	-	(196))	196	3 (f)	-
Loss on marketable securities	(25,693))	82	-		(25,611))
Tax deduction recovery	277	-	-		277
	(25,487))	(113))	196		(25,404))

Loss before income taxes	(33,362))	(735))	(1,716))		(35,813))

Future income tax recovery	-	487	(487))	3 (h)	-

Net loss and comprehensive loss for the period	$ (33,362))	$ (248))	$ (2,203))		$ (35,813))

Net loss per share - basic and diluted	$ (0.26))				$ (0.26))

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

CANADIAN ZINC CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, tabular amounts expressed in Canadian dollars)

1.           Basis of Presentation and Significant Accounting Policies

Pursuant to a binding arrangement agreement (the “Agreement”) dated July 30, 2012, Canadian Zinc Corporation (“Canadian Zinc” or the “Company”) agreed to acquire (the “Acquisition”) all of the outstanding common shares of Paragon Minerals Corporation (“Paragon”). Pursuant to the Agreement: (i) all of the outstanding common shares of Paragon will be exchanged for common shares of Canadian Zinc at the ratio of 0.136 of a Canadian Zinc share for every one Paragon share held (the "Exchange Ratio"); and (ii) each of the outstanding Paragon warrants and options (whether or not vested) will be exercisable to acquire common shares of Canadian Zinc calculated on the Exchange Ratio.

These unaudited pro forma consolidated financial statements (“pro forma financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited pro forma financial statements do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of Canadian Zinc and of Paragon. These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)
an unaudited pro forma consolidated statement of financial position combining the unaudited interim statement of financial position of Canadian Zinc as at June 30, 2012 with the unaudited interim statement of financial position of Paragon as at March 31, 2012, giving effect to the Acquisition as if it occurred on June 30, 2012;

(b)
an unaudited pro forma consolidated statement of comprehensive loss combining the unaudited interim statement of comprehensive loss of Canadian Zinc for the six-month period ended June 30, 2012 with an unaudited interim statement of comprehensive loss of Paragon for the six-month period ended March 31, 2012, giving effect to the Acquisition as if it occurred on January 1, 2011; and

(c)
an unaudited pro forma consolidated statement of comprehensive loss combining the audited statement of comprehensive loss of Canadian Zinc for the year ended December 31, 2011 with the audited statement of comprehensive loss of Paragon for the year ended September 30, 2011, giving effect to the Acquisition as if it occurred on January 1, 2011.

The unaudited pro forma consolidated statement of financial position and statements of loss have been presented on the above basis to ensure that the unaudited pro forma consolidated financial statements reflect the acquired business financial statements for a period that is no more than 93 days from Canadian Zinc’s period end, as required pursuant to pro forma presentation requirements contained in Canadian securities legislation.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Canadian Zinc for the year ended December 31, 2011. Canadian Zinc’s accounting policy directs that exploration and evaluation costs, other than acquisition costs, be expensed as incurred as opposed to Paragon’s accounting policy to capitalize all exploration and evaluation costs. Based on the review of the accounting policies of Paragon, it is Canadian Zinc management’s opinion that, other than the differences in the exploration and evaluation cost policy, there are no material accounting differences between the accounting policies of Canadian Zinc and Paragon. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Canadian Zinc. It is management’s opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with IFRS applied on a basis consistent with Canadian Zinc’s accounting policies. No adjustments have been made to reflect potential cost savings that may occur subsequent to completion of the transaction.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Canadian Zinc which would have actually resulted had the proposed Acquisition been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2.	Asset Acquisition

The Acquisition will be accounted for as an asset acquisition. The purchase consideration reflected in the accompanying pro forma consolidated financial statements has been calculated using a common share price of $0.38 per Canadian Zinc share, which is the average closing price of Canadian Zinc shares on the Toronto Stock Exchange for the last 5 trading days prior to the announcement of the Agreement and the 5 days following the announcement. The transaction costs are estimated to be $300,000.

CANADIAN ZINC CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, tabular amounts expressed in Canadian dollars)

The unaudited pro forma consolidated financial statements assume the cost of Acquisition will comprise:

Purchase price
7,299,018 Canadian Zinc common shares at $0.38 per share	$ 2,773,627
7,000,000 Paragon shares acquired	490,000
Fair value of Canadian Zinc shares issuable on exercise of Paragon warrants and options	80,000
Transaction costs (estimated)	300,000
$ 3,643,627

Fair value of Paragon net assets to be acquired
Cash and cash equivalents	$ 786,217
Other receivables and prepaid expenses	133,174
Marketable securities	22,500
Equipment	15,053
Accounts payable and accrued liabilities	(42,563))
Exploration and evaluation assets	2,729,246
$ 3,643,627

After reflecting the pro forma purchase adjustments, the difference between the purchase consideration and the adjusted book values of Paragon’s net assets has been assigned to Exploration and Evaluation assets. The fair value of all identifiable assets and liabilities will be determined as at the closing date of the transaction. Therefore, the fair values of assets and liabilities acquired will vary from the amounts shown and the differences may be material.

The Acquisition is subject to, amongst other things, regulatory and shareholder approval.

3.           Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)
The Acquisition has been accounted for as an asset acquisition and the cost of Acquisition has been allocated to the acquired assets and liabilities, with fair value assumed to approximate carrying value, except for exploration and  evaluation assets, on a pro forma basis as described in Note 2.

(b)
Exploration and evaluation costs, other than acquisition costs, are expensed as incurred until such times as either mineral reserves are proven or probable, or permits to operate the mineral resource property are received and financing to complete development has been obtained.

(c)	Transactions costs have been assumed to be $300,000, representing management’s best estimate.

(d)
The fair value of Canadian Zinc shares issuable on exercise of Paragon warrants and share options is based on their estimated value at July 30, 2012, the date of the Agreement with Paragon, and assumes that none of the Paragon options or warrants are exercised prior to the closing date of the transaction. Paragon has 2,693,333 share options and 10,346,825 warrants outstanding along with property agreements providing for the issuance of 140,000 Paragon common shares, all of which will be honored for the same terms and at the same exchange ratio of 0.136 CZN shares for each share of Paragon. Canadian Zinc could potentially issue 1,792,501 common shares assuming consideration is paid as provided under the original option and warrant agreements and the terms of the property agreements are fulfilled.

(e)
Concurrent to the Agreement, Canadian Zinc agreed to purchase in a non-brokered private placement financing, 7,000,000 common shares of Paragon at a price of $0.07 per share for a total consideration of $490,000. This consideration has been accounted for as part of the purchase price.

(f)	No mineral property write-off is required for Paragon as the acquisition was deemed to occur on January 1, 2011.

(g)
Under Canadian Generally Accepted Accounting Principles (“GAAP”), Paragon accounted for grants of options with graded vesting as a single award and determined the fair value using the average life of the options granted. Stock based compensation was recognized on a straight-line basis over the total vesting period. Under IFRS, Canadian Zinc treats each installment as its own award. Therefore, each installment is

CANADIAN ZINC CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, tabular amounts expressed in Canadian dollars)

(h)	measured and recognized separately using the accelerated method. As such an adjustment of $8,000 for share-based compensation is included.

(i)
Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP, Paragon accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146 “Flow-through Shares”. Paragon recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery. Under IFRS, Canadian Zinc treats the issue of flow-through shares as an issue of ordinary shares and the sale of tax deductions. Therefore, the deferred tax recovery previously recorded under Canadian GAAP has been eliminated.

4.           Pro Forma Share Capital

Pro forma share capita as at June 30, 2012 has been determined as follows:

	Number of Shares	Amount
Issued common share of Canadian Zinc, June 30, 2012	156,723,242	$ 83,965,000
Shares issued in connection with the Acquisition	7,299,018	2,774,000
Pro forma balance	164,022,260	$ 86,739,000

5.           Pro Forma Loss Per Share

Pro forma basic and diluted loss per share for the six months ended June 30, 2012 and the year ended December 31, 2011 has been calculated based on actual weighted average number of Canadian Zinc common shares outstanding for the respective period and the assumed number of Canadian Zinc shares issued to Paragon shareholders being effective on January 1, 2011.

Basic pro forma loss per share computation	Six months ended June 30, 2012	Year ended December 31, 2012

Numerator:
Pro forma loss available to shareholders	$ (12,562,000))	$ (35,813,000))

Denominator:
Canadian Zinc weighted average shares outstanding	155,191,614	130,816,879
Shares issued to Paragon shareholders	7,299,018	7,299,018
Pro forma weighted average shares outstanding	162,490,632	138,115,897

Basic and diluted pro forma loss per share	$ (0.08))	$ (0.26))